CECO Environmental Corp.

5080 Spectrum Drive, Suite 800E

Addison, Texas 75001

April 21, 2026

VIA EDGAR

Matthew Crispino

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549-3561

Re:          CECO Environmental Corp.

Registration Statement on Form S-4, as amended

File No. 333-294924

Dear Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), CECO Environmental Corp. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on April 22, 2026, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, requests by telephone that such Registration Statement be declared effective. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Please contact Jonathan Whalen of Gibson, Dunn & Crutcher LLP by telephone at (214) 698-3196 or via email at JWhalen@gibsondunn.com as soon as the Registration Statement has been declared effective, or if you have any other questions regarding this matter. We also respectfully request that a copy of the written order from the Commission verifying the effective time of such Registration Statement be sent to Mr. Whalen via email at JWhalen@gibsondunn.com.

Sincerely,

CECO Environmental Corp.

/s/ Alyson Gregory
Alyson Gregory
General Counsel and Corporate Secretary

cc:       Jonathan Whalen, Gibson, Dunn & Crutcher LLP